UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the transition period from                     to

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson, Inc.

Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

Financial Statements

The following financial statements are furnished as part of this annual report and appear immediately after the signature page hereof:

1.	Statement of Financial Condition

2.	Statement of Changes in Plan Equity

3.	Notes to Financial Statements

Exhibits

The following exhibit is furnished as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson, Inc. Employee Stock Purchase Plan

Date: March 28, 2012	By: /s/ Perry A. Glassgow
Perry A. Glassgow
Retirement Plans Committee

Harley-Davidson, Inc. Employee Stock Purchase Plan

Report of Independent Registered Public Accounting Firm

To the Harley-Davidson Retirement Plans Committee

We have audited the accompanying statement of financial condition of the Harley-Davidson, Inc. Employee Stock Purchase Plan as of December 31, 2011 and the related statement of changes in plan equity for the period from February 14, 2011 through December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2011, and the changes in plan equity for the period February 14, 2011 through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

March 28, 2012

Harley-Davidson, Inc. Employee Stock Purchase Plan

Statement of Financial Condition

As of December 31, 2011

2011
Assets:
Due from Harley-Davidson, Inc for participant contributions	$92,129

$92,129

Liabilities and equity:
Obligation to purchase common stock	$91,938
Amount due to participants	191
Plan equity	—

$92,129

See accompanying Notes to Financial Statements.

Harley-Davidson, Inc. Employee Stock Purchase Plan

Statement of Changes in Plan Equity

For the Period From February 14, 2011 (Inception) to December 31, 2011

2011
Additions:
Participant contributions	$798,939

Total additions	798,939

Deductions:
Purchase and distribution of common stock to participants	706,810
Increase in obligation to participants to purchase common stock	91,938
Increase in contributions due to participants	191

Total deductions	798,939

Net change in plan equity	—

Plan equity, beginning of year	—

Plan equity, end of year	$—

See accompanying Notes to Financial Statements.

Harley-Davidson, Inc. Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2011

1. Description of Plan

The following description of the Harley-Davidson, Inc. Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the text of the Plan document and the Plan prospectus for a complete description of the Plan’s provisions. Harley-Davidson, Inc. (the “Company”) is the Plan sponsor.

General

The Plan was adopted by the Company on January 21, 2011 and became effective on February 14, 2011. The Company reserved 350,000 shares of its $0.01 par value per share common stock (Common Stock) in 2011 for the Plan. During 2011, 19,108 shares were purchased under the Plan.

Eligibility

The purpose of the Plan is to present eligible employees with the opportunity to purchase shares of Common Stock through payroll deductions without paying brokerage commissions and fees. All current regular full- and part-time United States employees of the Company are eligible to participate in the Plan as soon as administratively possible upon hire.

Contributions

A participant may authorize an after-tax payroll deduction for a minimum of $5.00 per pay period. Participants’ payroll deductions are held by the Company until the funds are delivered to the custodian, record keeper and administrative services provider for the Plan (Service Provider). By the 10th day of each month, the Company will deliver all amounts deducted for the preceding month to the Service Provider, and the Service Provider will use the funds and remaining payroll deductions from previous months to purchase whole and partial shares of Common Stock for the Company. That same day, the Company will transfer shares to the individual participants, with the Service Provider allocating shares to each Plan participant based on the amounts of funds that the Company has delivered to the Service Provider that are attributable to each participant, and the Service Provider will hold those shares for each participant in the participant’s Service Provider account. However, if the amount of a participant’s payroll deduction contributions that the Company has delivered to the Service Provider is not sufficient to purchase one full share at the time of each purchase of Common Stock, then the participant’s contributions will be held until a minimum of one full share can be purchased for the participant.

Participant contributions are used to purchase shares of Common Stock as soon as administratively feasible after the funds have been delivered to the Service Provider. The Service Provider will purchase outstanding shares of Common Stock on one or more securities exchanges where the Common Stock is traded, in the over-the-counter market or in negotiated transactions at such prices and on such terms as the Service Provider, in its sole discretion, determines. The applicable purchase price will be the average price paid for all Common Stock purchases using funds from payroll deductions each month.

Harley-Davidson, Inc. Employee Stock Purchase Plan

Notes to Financial Statements (continued)

December 31, 2011

1. Description of Plan (continued)

The shares of Common Stock purchased on behalf of each participant are held in a stock account maintained by the Service Provider for the participant under the Plan. Subject to certain limitations, participants may sell shares purchased under the Plan at any time.

Participants may terminate participation in the Plan at any time. If participation in the Plan is terminated at a time that there are amounts that the Company has deducted from a participant’s payroll that the Service Provider has not used to purchase Common Stock for the participant, then the amounts will be treated the same as any other amounts under the Plan. At the end of each year, if there remains any such amounts attributable to a participant that has withdrawn from the Plan, then the Service Provider will deliver those amounts to the participant’s Service Provider account.

Fidelity Stock Plan Services, LLC (“Fidelity”) is the Service Provider.

Plan Termination

Under the Plan, the Company has the right to suspend, modify or terminate the Plan at any time.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Accordingly, the financial statements are presented on the accrual basis of accounting.

Expenses

Administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.

Harley-Davidson, Inc. Employee Stock Purchase Plan

Notes to Financial Statements (continued)

December 31, 2011

3. Income Taxes

The Plan is not a “qualified” plan as defined under Code Section 401(a) nor is the Plan an “employee stock purchase plan” as defined under Code Section 423.

All payroll deductions used to purchase Common Stock under the Plan are made from participants’ net pay.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm